Exhibit 99.1

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)
(Amounts in tables are stated in thousands of U.S. Dollar)

	Note	June 30, 2024	December 31, 2023

ASSETS
Cash and cash equivalents	9	203,882	144,729
Cryptocurrencies	10	24,916	15,371
Trade receivables		19,324	17,277
Amounts due from a related party	25	6,248	187
Prepayments and other assets	11	126,077	97,433
Financial assets at fair value through profit or loss	12	41,739	37,775
Restricted cash	9	9,144	9,538
Mining machines	13	55,126	63,477
Right-of-use assets	17	67,440	58,626
Property, plant and equipment	14	196,749	154,860
Investment properties	15	32,118	34,346
Intangible assets	16	26,975	4,777
Goodwill	16	14,451	-
Deferred tax assets	24	3,526	991
TOTAL ASSETS		827,715	639,387

LIABILITIES
Trade payables		36,166	32,484
Other payables and accruals	20	33,570	32,151
Amounts due to a related party	25	3,380	33
Income tax payables		6,604	3,367
Derivative liabilities	19	25,336	-
Deferred revenue		87,104	144,337
Deferred revenue from a related party	25	32,777	-
Borrowings	18	37,828	22,618
Lease liabilities	17	79,362	70,211
Deferred tax liabilities	24	6,189	1,620
TOTAL LIABILITIES		348,316	306,821

NET ASSETS		479,399	332,566

EQUITY
Share capital	23	*	*
Treasury shares	23	-	(2,604)
Accumulated deficit	23	(66,990)	(49,853)
Reserves	23	546,389	385,023
TOTAL EQUITY		479,399	332,566

* Amount less than US$1,000

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(UNAUDITED)
(Amounts in tables are stated in thousands of U.S. Dollar, except for per share data)

		Periods ended June 30,
	Note	2024	2023

Revenue	7, 25	218,735	166,403
Cost of revenue	21(a)	(160,199)	(136,754)
Gross profit		58,536	29,649
Selling expenses	21(a)	(3,863)	(4,315)
General and administrative expenses	21(a)	(30,821)	(32,471)
Research and development expenses	21(a)	(29,212)	(12,727)
Listing fee	6(a)	-	(33,151)
Other operating income / (expenses)	21(b)	3,177	(100)
Other net gains / (losses)	21(c)	(13,020)	1,608
Loss from operations		(15,203)	(51,507)
Finance income / (expenses)	21(d)	107	(1,127)
Loss before taxation		(15,096)	(52,634)
Income tax benefits / (expenses)	24	(2,041)	2,807
Loss for the periods		(17,137)	(49,827)

Other comprehensive loss
Loss for the periods		(17,137)	(49,827)
Other comprehensive income for the periods
Item that may be reclassified to profit or loss
- Exchange differences on translation of financial statements		46	9
Other comprehensive income for the periods, net of tax		46	9
Total comprehensive loss for the periods		(17,091)	(49,818)

Loss per share (basic and diluted)	26	(0.14)	(0.45)

Weighted average number of shares outstanding (thousand shares) (basic and diluted)	26	120,686	109,805

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)
(Amounts in tables are stated in thousands of U.S. Dollar)

	Share Capital	Treasury Shares	Retained Earnings / (Accumulated Deficit)	Exchange Reserve	Other Reserve	Total Equity

Balance at January 1, 2024	*	(2,604)	(49,853)	(243)	385,266	332,566
Loss for the period	-	-	(17,137)	-	-	(17,137)
Other comprehensive income	-	-	-	46	-	46
Share-based payments	-	-	-	-	15,896	15,896
Issuance of shares for exercise of share awards	*	-	-	-	604	604
Cancellation of treasury shares	-	2,604	-	-	(2,604)	-
Issuance of shares for cash, net of transaction costs	*	-	-	-	144,563	144,563
Issuance of shares as consideration for the Norway Acquisition	*	-	-	-	2,357	2,357
Issuance of share options as consideration for the Norway Acquisition	-	-	-	-	504	504
Balance at June 30, 2024	*	-	(66,990)	(197)	546,586	479,399

Balance at January 1, 2023	*	-	6,803	(217)	311,753	318,339
Issuance of shares through Business Combination	*	-	-	-	18,096	18,096
Loss for the period	-	-	(49,827)	-	-	(49,827)
Other comprehensive income	-	-	-	9	-	9
Share-based payments	-	-	-	-	21,847	21,847
Balance at June 30, 2023	*	-	(43,024)	(208)	351,696	308,464

* Amount less than US$1,000

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(Amounts in tables are stated in thousands of U.S. Dollar)
	Periods ended June 30,
	2024	2023
Cash flows from operating activities
Cash used in operating activities:	(201,374)	(158,602)
Interest paid on leases	(1,676)	(1,299)
Interest paid on convertible debt	(930)	(1,207)
Interest received	3,535	4,074
Income tax paid	(5,850)	(95)
Net cash used in operating activities	(206,295)	(157,129)

Cash flows from investing activities
Purchase of property, plant and equipment, investment properties and intangible assets	(46,948)	(24,609)
Purchase of mining machines	(1,738)	(62,510)
Purchase of financial assets at fair value through profit or loss	(2,524)	(1,400)
Proceeds from disposal of financial assets at fair value through profit or loss	-	31,111
Lending to a third party	-	(62)
Proceeds from disposal of property, plant and equipment	244	29
Proceeds from disposal of cryptocurrencies	169,724	125,240
Cash paid for the Norway Acquisition, net of cash acquired	(6,277)	-
Net cash generated from investing activities	112,481	67,799

Cash flows from financing activities
Capital element of lease rentals paid	(2,574)	(2,632)
Net payment related to Business Combination	-	(7,651)
Proceeds from issuance of shares for exercise of share rewards	604	-
Proceeds from issuance of ordinary shares and warrants, net of transaction costs	155,692	-
Payment for future issuance costs	(297)	-
Net cash generated from / (used in) financing activities	153,425	(10,283)

Net increase / (decrease) in cash and cash equivalents	59,611	(99,613)
Cash and cash equivalents at January 1	144,729	231,362
Effect of movements in exchange rates on cash and cash equivalents held	(458)	(1,546)
Cash and cash equivalents at June 30	203,882	130,203

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.     ORGANIZATION

General information

Bitdeer Technologies Group (the “Company” or “BTG”) is a limited liability company incorporated in the Cayman Islands on December 8, 2021. The address of its registered office is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands. The Company was incorporated for the purpose of effectuating the Business Combination (as defined below). See Note 6(a). Prior to Business Combination, the Company owned no material assets and did not operate any business.

Bitdeer Technologies Holding Company (“Bitdeer”) is a limited liability company incorporated in the Cayman Islands on November 18, 2020. On April 13, 2023, Bitdeer completed the business combination with Blue Safari Group Acquisition Corp. (“BSGA”) via a multiple-merger structure (the “Business Combination”). Upon completion of the Business Combination, with Bitdeer being the surviving entity, both Bitdeer and its subsidiaries, and BSGA became wholly-owned subsidiaries of BTG, the ultimate holding company. BTG is listed on Nasdaq Capital Market and commenced trading under symbol “BTDR”.

The Company and its subsidiaries (together, the “Group”) are principally engaged in the Cloud Hash Rate business, the self-mining business and the hosting business (collectively, the “Bitdeer Business”) as discussed in the Annual Financial Statements (defined below). The Company does not conduct any substantive operations of its own but conducts its primary business operation through its subsidiaries.

2.     BASIS OF PREPARATION

The interim financial information for the six months ended June 30, 2024 (“Interim Financial Information”) has been prepared in accordance with the same accounting policies adopted in the Group’s consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 (“Annual Financial Statements”).

The Interim Financial Information comprises condensed consolidated statements of financial position, condensed consolidated statements of operations and comprehensive loss, condensed consolidated statements of changes in equity, condensed consolidated statements of cash flows, and notes to the condensed consolidated financial statements for the six months ended June 30, 2024. The Interim Financial Information has not been audited.

The Interim Financial Information has been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ issued by the International Accounting Standards Board and should be read in conjunction with the Annual Financial Statements, which have been prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS as issued by IASB”). The preparation of an interim financial information in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from these estimates.

This Interim Financial Information contains selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group for the six months ended on June 30, 2024. The Interim Financial Information and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with IFRSs.

3.     SIGNIFICANT ACCOUNTING POLICIES

 The accounting policies applied in the Interim Financial Information are the same as those applied in the Annual Financial Statements. The Group also discloses accounting policies described below related to transactions that occurred during the six months ended June 30, 2024, which did not exist during the periods covered by the Annual Financial Statements.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
a.	Business Combinations

Business combinations are accounted for under IFRS 3 using the acquisition method as of the acquisition date, which is the date on which the Group obtains control of the acquiree. Under the acquisition method, the Group allocates the excess of the consideration transferred over the fair value of identifiable net assets acquired to goodwill. A bargain purchase gain will be recognized under the circumstance where the consideration transferred is less than the identified net assets acquired. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interest issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred. Identifiable assets acquired and liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

b.	Goodwill

Goodwill arising from business combination is not amortized and tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses.

Goodwill is allocated to each of the cash-generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the business combination, using a relative value method. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes.

An impairment loss is recognized to the extent that the carrying value of goodwill exceeds the recoverable amount, which is the higher of fair value less costs of disposal and value in use. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in a CGU. An impairment loss recognized for goodwill is not reversed in a subsequent period.

c.	Inventories

Inventories, consisting of raw materials, work in process and finished goods, which are stated at the lower of cost and net realizable value. Cost is calculated using the standard cost method and comprises all costs of purchase, costs of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

At each reporting date, inventories are reviewed for obsolescence, damage, or slow-moving stock. A write-down is recorded as the cost of revenue if the carrying amount exceeds the estimated net realizable value. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized in the period in which the reversal occurs.

d.	Financial Instruments

Financial liabilities

 Financial liabilities are classified and measured either at amortized cost using effective interest method or at fair value through profit or loss. Financial liabilities are classified as at fair value through profit or loss when the financial liability is either held for trading or is designated as at fair value through profit or loss.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Financial liabilities other than those held for trading purposes and designated as at fair value through profit or loss are subsequently measured at amortized cost at the end of each reporting period.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liabilities derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative liabilities

The Group accounts for financial instruments, such as warrants, as either equity-classified or liability-classified instruments based on an assessment of the specific terms of the instrument and applicable authoritative guidance in accordance with IAS 32.

Warrants issued by the Group that provide for potential adjustments to the exercise price or number of shares in response to, among other events, future equity issuances, result in the Group’s obligation to issue variable number of shares in exchange for a fixed total consideration. These warrants are classified as derivative liabilities which are measured at fair value at the issuance date and subsequently remeasured at each reporting date, with changes in fair value recognized in the profit or loss.

For each reporting period, any changes in the fair value of the derivative liabilities are recognized in other net gains / (losses). The Group classifies derivative liabilities within Level 3 of the fair value hierarchy due to the use of unobservable inputs in the valuation process.

e.	Changes in accounting policies and newly adopted accounting policies

The Group has applied the following amendments to IFRSs issued by the IASB to this interim financial report for the current accounting period:

• Amendments to IAS 1, Classification of Liabilities as Current or Non-current and Disclosure of Accounting Policies

• Amendments to IAS 1, Classification of Debt with Covenants

• Amendments to IFRS 16, Subsequent Measurement of Sale and Leaseback Transactions by a Seller-lessee

• Amendments to IAS 7 and IFRS 7, Supplier Finance Arrangements

None of these amendments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in this interim financial report. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

f.	Standards and interpretations effective but not yet adopted

The following standards apply to the preparation of sustainability reports and are effective for annual reporting periods beginning on or after January 1, 2024. The authority of the Company’s jurisdiction has not yet mandated these standards; however, the Company is continuing to review the impact of the standards on its financial reporting.

 • IFRS S1, General Requirements for Disclosure of Sustainability-related Financial Information

• IFRS S2, Climate-related Disclosures

Certain other new accounting standards and interpretations have been published that are not mandatory for the reporting periods presented and have not been early adopted by the Group. Those standards are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

4.     USE OF JUDGMENTS AND ESTIMATES

In preparing the Interim Financial Information, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, profit and loss. Estimates and judgments are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The Group makes estimates and assumptions concerning the future. The resulting accounting estimates may not be equal to the related actual results. The significant judgement made by management in applying the Group’s accounting policies and key sources of estimation uncertainty were the same as those described in the Annual Financial Statements, with additional estimates applied during the interim period as follows:

Identified intangible assets acquired from business combinations

The identified intangible assets acquired from business combinations typically do not have observable prices and measuring their fair values typically involves the use of valuation models and unobservable inputs that are subject to significant estimates and assumptions. These estimates and assumptions can include, among others, the cash flows that an asset is expected to generate in the future and discount rates. The Group believes the estimates applied to be based on reasonable assumptions, but which are inherently uncertain and, as a result, actual results may differ from estimates.

Impairment of indefinite-lived intangible assets and goodwill

Fair value of indefinite-lived intangible assets and goodwill is estimated to determine the recoverable amount in an impairment test. The determination of fair value requires the use of estimates in respect of forecast cash flows, discount rates and other management judgements. The Group believes the estimates applied to be based on reasonable assumptions, but which are inherently uncertain and, as a result, actual results may differ from estimates.

5.     FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial risk factors

The Group is exposed to various market risks including cryptocurrency risk, interest rate risk, investment risk and foreign currency risk, as well as credit risk and liquidity risk associated with financial assets and liabilities. The Group has designed and implemented various risk management strategies, which are the same as those discussed in the Annual Financial Statements, to ensure the exposure to these risks is consistent with its risk tolerance and business objectives.

Liquidity risk

The following is the maturity profile of the Group’s financial liabilities which expose the Group to liquidity risk based on contractual undiscounted payments:

	At June 30, 2024
In thousands of USD	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at June 30
Trade payables	36,166	-	-	-	36,166	36,166
Other payables and accruals	33,570	-	-	-	33,570	33,570
Amounts due to a related party	3,380	-	-	-	3,380	3,380
Borrowings	-	23,000	15,000	-	38,000	37,828
Lease liabilities	8,254	8,722	26,085	60,676	103,737	79,362
	81,370	31,722	41,085	60,676	214,853	190,306

	At December 31, 2023
In thousands of USD	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at December 31
Trade payables	32,484	-	-	-	32,484	32,484
Other payables and accruals	32,151	-	-	-	32,151	32,151
Amounts due to a related party	33	-	-	-	33	33
Borrowings	-	23,000	-	-	23,000	22,618
Lease liabilities	7,835	7,787	22,217	48,862	86,701	70,211
	72,503	30,787	22,217	48,862	174,369	157,497

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are estimated at a specific point in time, by discounting expected cash flows at rates for assets and liabilities of the same remaining maturities and conditions. These estimates are subjective in nature and involve uncertainties and significant judgment, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques:

•	Level 1 valuation: unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2 valuation: inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

•	Level 3 valuation: fair value measured using significant unobservable inputs.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

As of June 30, 2024 and December 31, 2023, except for the investments in financial assets at fair value through profit or loss, cryptocurrency-settled receivables and payables, USDC, and derivative liabilities, substantially all of the Group’s financial assets and financial liabilities are carried at amortized costs and the carrying amounts approximate their fair values.

The fair value of financial instruments traded in active markets is determined with reference to quoted market prices at the end of the reporting period. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in level 1.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required for evaluating the fair value of a financial instrument are observable, the instrument is included in level 2. If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3.

The Group’s finance department performs valuations of financial instruments. The finance department reports directly to the chief financial officer and discusses valuation processes and results with the chief financial officer in order to comply with the Group’s accounting and reporting requirements.

The valuation procedures applied include consideration of recent transactions in the same security or financial instrument, recent financing of the investee companies, economic and market conditions, current and projected financial performance of the investee companies, and the investee companies’ management team as well as potential future strategies to realize the investments. Certain information used in the valuation procedures is obtained through the assistance of independent third-party valuation firm.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The fair value measurement hierarchy for the Group’s financial instruments measured at fair value is as follows:

In thousands of USD	Valuation technique(s) and key input	June 30, 2024	Level 1	Level 2	Level 3
USDC	Quoted price	3	3	-	-
Cryptocurrency-settled receivables	Quoted price	1,002	1,002	-	-
Investment A, B, D, and E in unlisted equity instrument	Net asset value	24,921	-	-	24,921
Investment F, I and J in unlisted equity instrument	Recent transaction price	2,849	-	-	2,849
Investment C in unlisted equity instrument	Market calibration method	9,969	-	-	9,969
Investment G in unlisted debt instrument	Net asset value	1,000	-	-	1,000
Investment H in unlisted debt instrument	Recent transaction price	3,000	-	-	3,000
Cryptocurrency-settled payables	Quoted price	9,824	9,824	-	-
Derivative liabilities	Option pricing model	25,336	-	-	25,336

In thousands of USD	Valuation technique(s) and key input	December 31, 2023	Level 1	Level 2	Level 3
USDC	Quoted price	35	35	-	-
Cryptocurrency-settled receivables	Quoted price	1,892	1,892	-	-
Investment A, B, D and E in unlisted equity instrument	Net asset value	23,375	-	-	23,375
Investment F in unlisted equity instrument	Recent transaction price	400	-	-	400
Investment C in unlisted equity instrument	Market calibration method	10,000	-	-	10,000
Investment G in unlisted debt instrument	Net asset value	1,000	-	-	1,000
Investment H in unlisted debt instrument	Recent transaction price	3,000	-	-	3,000
Cryptocurrency-settled payables	Quoted price	5,636	5,636	-	-

During the periods ended June 30, 2024 and 2023, there was no transfer between levels. Transfer between levels of the fair value hierarchy, if any, are deemed to occur at the end of each reporting period.

The following table presents the changes in level 3 financial instruments for the periods ended June 30, 2024 and 2023:

In thousands of USD	Unlisted equity instruments and debt instruments	Derivative liabilities
At January 1, 2024	37,775	-
Additions	2,524	11,106
Disposals	-	-
Net fair value changes recognized in profit or loss	1,440	14,230
At June 30, 2024	41,739	25,336

At January 1, 2023	60,959	-
Additions	1,400	-
Disposals	(31,111)	-
Net fair value changes recognized in profit or loss	2,238	-
At June 30, 2023	33,486	-

6.     BUSINESS COMBINATION

(a)	Business combination between BTG, Bitdeer and BSGA (the “Business Combination”)

On December 15, 2021, Bitdeer entered into an Amended and Restated Agreement and Plan of Merger, which was subsequently amended on May 30, 2022, December 2, 2022 and March 7, 2023 (the “Merger Agreement”), pursuant to which BTG, Bitdeer and BSGA entered into a Business Combination transaction via a multiple-merger structure, where (i) Blue Safari Merge Limited, a British Virgin Islands business company and a wholly-owned subsidiary of BTG merged with and into BSGA, with BSGA being the surviving entity, (ii) BSGA merges with and into Blue Safari Merge II Limited, a British Virgin Islands business company and a wholly-owned subsidiary of BTG, with Blue Safari Merge II Limited being the surviving entity, and (iii) Bitdeer Merge Limited, an exempted company with limited liability incorporated under the laws of Cayman Islands and a direct wholly-owned subsidiary of BTG, merged into and with Bitdeer, with Bitdeer being the surviving company and becoming a wholly-owned subsidiary of BTG.

 On April 13, 2023, the Business Combination was completed in accordance with the Merger Agreement. Upon completion of the Business Combination, (i) each ordinary share of BSGA issued and outstanding were cancelled in exchange for one BTG Class A ordinary shares, of which 2,607,498 Class A ordinary shares were issued, (ii) each ordinary share and preferred share of Bitdeer issued and outstanding were cancelled in exchange for BTG Class A ordinary shares, and, in the case of the ordinary share and preferred share of Bitdeer held by Jihan Wu, founder of Bitdeer, or the entity controlled by him, namely Victory Courage Limited, BTG Class V ordinary shares, at an exchange ratio of approximately 0.00858, of which 60,281,185 BTG Class A ordinary shares and 48,399,922 Class V ordinary shares were issued, (iii) each share award to acquire ordinary shares of Bitdeer granted under Bitdeer’s 2021 Share Incentive Plan outstanding, whether vested or unvested, were assumed by BTG and converted into a share award representing the same rights to receive BTG Class A ordinary shares, except that the number of BTG Class A ordinary shares subject to such share awards shall equal to the product of (A) the number of Bitdeer ordinary shares that were subject to such Bitdeer share awards, multiplied by (B) an exchange ratio of approximately 0.00858.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The share capital, other reserve, weighted average number of shares outstanding and loss per share calculations have been retrospectively restated to the equivalent number of shares reflecting the exchange ratio as a result of the Business Combination.

The Business Combination is accounted for as a “reverse recapitalization” in accordance with IFRS as issued by IASB, as defined below. Under this method of accounting, Bitdeer has been identified as the acquirer and BSGA and BTG have been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the fact that subsequent to the Business Combination, Bitdeer’s shareholders have a majority of the voting power of the Company, Bitdeer comprises all of the ongoing operations of the combined company, Bitdeer comprises a majority of the governing body of the combined company, and Bitdeer’s senior management comprises all of the senior management of the combined company. As BSGA does not meet the definition of a business as defined in IFRS 3, “Business Combinations”, the transaction is outside the scope of IFRS 3 and is accounted for as an equity settled, share-based payment transaction in accordance with IFRS 2, “Share-based Payment”. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Bitdeer issuing ordinary shares at the fair value in order for the ownership interest in the combined entity to be the same as if the transaction had taken the legal form of Bitdeer acquiring 100% of BSGA and BTG, accompanied by a recapitalization. Any difference between the fair value of the ordinary shares deemed to have been issued by Bitdeer and the amount of pre-existing debtor relationship between Bitdeer and BSGA, and the fair value of BSGA’s and BTG’s net liabilities assumed represents a listing fee through profit or loss. No goodwill or other intangible assets was recorded. Operations prior to the Business Combination was those of Bitdeer.

As a result of this reverse recapitalization, a listing fee of US$33.2 million has been recorded to reflect the difference between the fair value of ordinary shares deemed to be issued to the shareholders of BSGA, the settlement of pre-existing debtor relationship with BSGA, and the fair value of net liabilities of BSGA and BTG assumed. Bitdeer’s transaction-related costs of US$8.0 million, such as commissions, professional fees and regulatory fees are directly attributable to this transaction were recorded in equity as a deduction of other reserve. Net payment related to Business Combination is US$7.7 million, which comprises of the transaction-related costs of US$8.0 million offset against with cash and cash equivalents of US$0.3 million acquired.

The details of the purchase price allocation of the identifiable assets acquired and liabilities assumed are as follows:

At April 13, 2023
In thousands of USD, except for the closing price of BSGA’s share and the number of ordinary shares information
Number of outstanding ordinary shares held by BSGA’s shareholders on acquisition date (thousand shares)	2,607
Closing price of BSGA’s ordinary shares on acquisition date (in USD)	10
Fair value of BSGA’s ordinary shares on acquisition date	26,075
Settlement of pre-existing debtor relationship with BSGA*	2,607
Total fair value of consideration transferred	28,682

Fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	317
Prepayments and other assets	48
Other payables and accruals	(4,834)
Total fair value of assets acquired and liabilities assumed	(4,469)

Excess of fair value of consideration transferred over fair value of assets acquired and liabilities assumed, recognized as listing fee	33,151

* Settlement of pre-existing debtor relationship with BSGA represent lending made to BSGA.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(b)	Acquisition of Troll Housing AS and Tydal Data Center AS (the “Norway Acquisition”)

In April 2024, the Group entered into a share purchase agreement with Renol Invest AS and Bryhni.com AS, the owners of both Troll Housing AS and Tydal Data Center AS (collectively, the “Target Companies” or “Troll and Tydal”), to purchase 100% of the equity interest in the Target Companies. Troll and Tydal are private limited liability companies incorporated in Norway, and conduct business for the management and operation of datacenters. The acquisition closed on April 15, 2024 (the “acquisition date”).

The Group accounted for the acquisition as a business combination under IFRS 3, using the acquisition method.

The details of the purchase consideration, the net assets acquired, and goodwill are as follows:

In thousands of USD	At April 15, 2024
Purchase consideration
Cash consideration paid	15,000
Senior secured notes (1)	15,091
417,130 Class A ordinary shares (2)	2,357
Class A ordinary share call options (3)	504
Total purchase consideration	32,952
Settlement of pre-existing debtor relationship with the Target Companies (4)	(10,061)
Fair value of consideration transferred	22,891

(1)
The Group issued US$15.0 million in aggregate principal amount of senior secured notes on April 15, 2024, in relation to the business combination. The senior secured notes bear an annual interest of 6%, mature five years after April 15, 2024, and are secured by 100% of the shares of the Target Companies. The fair value of the senior secured notes is measured by calculating the present value of the notes using the effective interest rate. The pledge of the 100% of issued shares capital of the Target Companies does not influence the Group’s control over the Target Companies, as (i) the Group has power over the Target Companies to direct relevant activities of the Target Companies, (ii) the Group has exposures to variable returns from involvement with the Target Companies, and (iii) the Group has the ability to exercise its power over the Target Companies to affect the amount of those returns.

(2)
The fair value of the Class A ordinary shares is determined based on the number of shares transferred and the closing price on the acquisition date. The shares are transferred upon the completion of the acquisition.

(3)
The Group granted Class A ordinary share call options at a strike price of US$35.96 per share, with the expiry date set as the later of April 15, 2029, or six months after all principal and interest accrued under the senior secured notes have been repaid. The fair value was recognized on the acquisition date based on the binomial model with the assistance of an independent valuation specialist. The following table provides the key inputs used in the model for determining the value of the option:

At April 15, 2024
Share price	5.65
Dividend yield (%)	-
Expected volatility (%)	126%
Risk-free interest rate (%)	4.65%

(4)
Settlement of pre-existing debtor relationship with the Target Companies represents the payable amount of approximately US$16.4 million from the Group to the Target Companies in relation to the services provided and offset against a prepayment made by the Group to the Target Companies of approximately US$6.3 million. The services provided by the Target Companies, include electricity supply, construction services, and daily operational management for the mining datacenters prior to the date of acquisition.

For financial reporting purposes, the fair value of the net assets acquired from the Target Companies is based on their financial statements as of March 31, 2024, which is the most recent financial statement available at the time of the fair value assessment on the acquisition date. There were no material transactions occurred between March 31, 2024 and the acquisition date.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The assets and liabilities recognized as a result of the acquisition are as follows:

In thousands of USD
Fair value of assets acquired and liabilities assumed
Cash and cash equivalents	8,723
Trade receivables	49
Prepayments and other assets	2,690
Right-of-use assets	122
Property, plant and equipment	1,323
Identified intangible assets: rights to electricity capacity	22,429
Deferred tax assets	32
Trade payables	(3,367)
Other payables and accruals	(16,384)
Income tax payables	(1,962)
Lease liabilities	(122)
Deferred tax liabilities	(5,093)
Net identifiable assets acquired	8,440
Goodwill	14,451
Net assets acquired	22,891

The fair value of the land at the acquisition date, of which the amount was included in property, plant and equipment, was measured using the sales comparison method under the market approach with the assistance of an independent valuation specialist and amounted to US$1.1 million.

The rights to electricity capacity acquired in the business combination are recognized at fair value and the fair value at the acquisition date was US$22.4 million using the multi-period excess earnings method under the income approach, with assistance from an independent valuation specialist. The key inputs include operation projection and the discount rate. The rights to electricity capacity are granted by the Norwegian state and regional electricity grid operator and do not expire as long as they are being utilized. The Group intends to fully utilize the capacity in its operations and considers this intangible asset to have indefinite useful lives. The intangible asset is tested for impairment annually or whenever there is an indication at the end of a reporting period that the asset may be impaired.

The above goodwill is premarily attributable to the ability and experience in regional operations and cannot be recognized as separate intangible assets. The Goodwill is not deductible for tax purposes.

Deferred tax liabilities relating to temporary differences between the tax bases and accounting bases of the assets acquired on the acquisition date were recognized in an amount of US$5.1 million.

For the period from the acquisition date to June 30, 2024, the Target Companies contributed revenue and net income of nil and US$1.9 million, respectively. On an unaudited pro forma basis, assuming this business combination had occurred on January 1, 2024, the Target Companies would have contributed revenue and net income of approximately nil and US$3.0 million for the period ended June 30, 2024. The Target Companies generated revenue solely from providing services to the Group. The Group achieved cost and expense savings from the acquisition, as a result of retaining the margins the Target Companies would have charged if they were not acquired.

7.     REVENUE AND CONTRACT BALANCES

The Group derives revenues in the following major categories:
	Periods ended June 30,
In thousands of USD	2024	2023
Self-mining	90,084	34,713
Cloud hash rate
Hash rate subscription	18,400	21,877
Electricity subscription	11,713	13,994
Additional consideration from Cloud Hash Rate arrangements under acceleration mode	229	168
Sales of mining machines	-	2
Cloud hosting arrangements (2)	1,001	1,805
General hosting	49,525	49,911
Membership hosting	41,669	40,435
Others (1)	6,114	3,498
Total revenues	218,735	166,403

(1)
Others include revenue generated primarily from providing technical and human resources service, repairment services of hosted mining machines, lease of investment properties, the sale of mining machine peripherals, the sale of containerized solution product and providing AI cloud services.

(2)	The Group did not generate any revenue from the additional consideration from Cloud Hosting arrangements offered under accelerator mode for the periods ended June 30, 2024 and 2023.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Revenue concentration for the six months ended June 30, 2024 and 2023 is as below:

	Six months ended June 30,
	2024	2023
Customer A	*	22.18%
Customer B	10.07%	*

* Less than 10%

Contract assets and liabilities

A contract asset is recognized when the Group recognizes revenue before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets are assessed for expected credit losses and are reclassified to receivables when the right to the consideration has become unconditional. As of June 30, 2024 and December 31, 2023, the Group did not have any contract assets.

A contract liability is recognized when the customer pays consideration for goods or services before the Group recognizes the related revenue. A contract liability would also be recognized if the Group has an unconditional right to receive non-refundable consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized. As of June 30, 2024 and December 31, 2023, the Group had contract liabilities, presented as deferred revenue and deferred revenue from a related party on the unaudited condensed consolidated statements of financial position, of approximately US$119.9 million and US$144.3 million. Approximately US$33.1 million and US$29.2 million, included in the deferred revenue balances at January 1, 2024 and 2023, respectively, was recognized as revenue during the six months ended June 30, 2024 and 2023.

8.     SEGMENT INFORMATION

As discussed in the Annual Financial Statements, the chief operating decision maker makes resources allocation decisions based on internal management functions and assesses the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

Disaggregated revenue data by geographical region in terms of the customer’s location within the operating segment is as follows:

	Periods ended June 30,
In thousands of USD	2024	2023
Singapore	12,651	12,073
Asia, excluding Singapore	72,152	47,458
North America	127,460	100,118
Europe	5,740	5,194
Others	732	1,560
Total	218,735	166,403

Selected assets of mining machines, property, plant and equipment, investment properties, right-of-use assets and intangible assets by geographical region within the operating segment is as follows:

In thousands of USD	At June 30, 2024	At December 31, 2023
Singapore	63,276	54,442
Asia, excluding Singapore	100,620	63,180
North America	136,684	148,021
Europe	77,828	50,443
Total	378,408	316,086

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
9.     CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The breakdown of cash and cash equivalents is as follows:

In thousands of USD	At June 30, 2024	At December 31, 2023
US dollar	192,505	137,917
Singapore dollar	2,510	2,991
Chinese renminbi	414	585
Norwegian krone	7,516	2,487
Euro	783	701
Hongkong dollar	7	7
Bhutan ngultrum	147	41
Total cash and cash equivalents by currency	203,882	144,729

Restricted cash	9,144	9,538
Total restricted cash	9,144	9,538

As of June 30, 2024 and December 31, 2023, the Group owned short-term deposits, which were classified as cash equivalents, in an amount of approximately US$58.8 million with maturities in July 2024 and US$12.4 million with maturities in January 2024, and interest ranging from 2.90% to 5.27% and 2.40% to 4.80%, respectively.

The Group’s restricted cash primarily relates to the application of standby letters of credit (“SLC”). The SLCs provide the beneficiaries, which are the service providers, the ability to draw from the banks for a designated maximum aggregate amount (the “Draw Amount”). The details of SLCs are as follows:

	At June 30, 2024	At December 31, 2023
Draw Amount (In thousands of USD)	9,144	9,538
Range of expiration dates	July 2025 to August 2025	July 2024 to August 2024

The amount and expiration dates of the SLCs are amended, from time to time, by the Group and beneficiaries, as a result of the amendments to the associated service agreements. In connection with the issuance of the SLCs, the banks held the Group’s cash balance equal to the Draw Amount as security. As of June 30, 2024 and December 31, 2023, none was utilized by the beneficiaries from the standby letters of credits.

10.   CRYPTOCURRENCIES

As of June 30, 2024 and December 31, 2023, the Group’s cryptocurrencies consist of the following:

In thousands of USD	At June 30, 2024	At December 31, 2023
Cryptocurrencies other than USDC	24,913	15,336
USDC	3	35
Total cryptocurrencies	24,916	15,371

The details of cryptocurrencies are as follows:

	Periods ended June 30,
In thousands of USD	2024	2023
Cost:
Beginning balances	15,377	2,179
Additions	184,296	133,520
Disposals	(173,928)	(125,360)
Ending balances	25,745	10,339
Impairment:
Beginning balances	(6)	(4)
Additions	(823)	-
Disposals	-	1
Ending balances	(829)	(3)
Net book value:
Beginning balances	15,371	2,175
Ending balances	24,916	10,336

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The supplemental information of cryptocurrencies other than USDC is as follows:

	Periods ended June 30,
In thousands of USD	2024	2023
Cost:
Beginning balances	15,342	2,090
Additions	180,185	127,589
Disposals	(169,785)	(119,490)
Ending balances	25,742	10,189
Impairment:
Beginning balances	(6)	(4)
Additions	(823)	-
Disposals	-	1
Ending balances	(829)	(3)
Net book value:
Beginning balances	15,336	2,086
Ending balances	24,913	10,186

The management’s estimates of impairment provision of cryptocurrencies other than USDC are made based on the current market prices of cryptocurrencies as of each balance sheet date. Fluctuations in the market price of cryptocurrencies after the balance sheet date are not considered in determining the provision for impairment of cryptocurrencies other than USDC.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
11.   PREPAYMENTS AND OTHER ASSETS

The breakdown of prepayments and other assets is as follows:

In thousands of USD	At June 30, 2024	At December 31, 2023
Prepayments to suppliers	77,084	35,219
Deposits (1)	31,420	54,304
Inventories (2)
Raw materials	3,901	231
Work-in-progress	3,907	115
Finished goods	358	-
Deductible input value-added tax	3,137	3,425
Prepayments of income tax	2,084	15
Others	4,186	4,124
Total	126,077	97,433

(1)
The Group pays deposits to certain electricity service providers. In order to minimize the deposit paid to the electricity supplier, in April 2023, Bitdeer Inc., a subsidiary of the Group, has entered into a guaranty agreement (the “2023 Guaranty Agreement”) with one of the electricity suppliers to act as a guarantor to provide the assurance for the payment obligation of another subsidiary of the Group in connection with electricity service subscribed. The total liability of the guarantor is limited to the lesser of the guaranteed obligations under all agreements or US$13.0 million in each case. In February 2024,  Bitdeer and Bitdeer, Inc. together entered into a guaranty agreement with the electricity supplier to amend the 2023 Guaranty Agreement and limit the guarantor’s total liability to the lesser of the guaranteed obligations under all agreement or US$30.0 million in each case.

(2)	During the six months periods ended June 30, 2024 and 2023, there were no inventory recognized as an expense and included in cost of sales, and no write-down or reserve of write-down of inventory.

During the periods ended June 30, 2024 and 2023, the Group did not recognize any allowance for expected credit losses or impairment for prepayments and other assets.

12.   FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

The breakdown of financial assets at fair value through profit or loss is as follows:

In thousands of USD	At June 30, 2024	At December 31, 2023
Investments in unlisted equity instruments
- Investment A	1,000	1,000
- Investment B	1,000	1,000
- Investment C	9,969	10,000
- Investment D – investment in a limited partnership set up by Matrixport Group (1)	21,421	19,875
- Investment E	1,500	1,500
- Investment F	725	400
- Investment I	1,624	-
- Investment J	500	-
Investments in unlisted debt instruments
- Investment G	1,000	1,000
- Investment H	3,000	3,000
Total	41,739	37,775

(1)	See Note 25.

The above investments in unlisted debt and equity instruments at June 30, 2024 and December 31, 2023 were investments in funds and privately-held enterprises. These financial assets at fair value through profit or loss are measured at fair value using Levels 3 inputs with the assistance of an independent valuation specialist. Refer to Note 5 for more information. The Group does not have control or significant influence over the funds or privately-held enterprises.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
13.   MINING MACHINES

The details of mining machines are as follows:

In thousands of USD	Mining Machines
Cost:
At January 1, 2024	168,513
Additions	1,136
At June 30, 2024	169,649
Accumulated depreciation:
At January 1, 2024	(104,935)
Charge for the period	(9,487)
At June 30, 2024	(114,422)
Impairment:
At January 1, 2024	(101)
At June 30, 2024	(101)
Net book value:
At June 30, 2024	55,126
Cost:
At January 1, 2023	122,203
Additions	31,402
Disposals	(6,185)
At June 30, 2023	147,420
Accumulated depreciation:
At January 1, 2023	(94,399)
Charge for the period	(11,208)
Disposals	5,583
At June 30, 2023	(100,024)
Impairment:
At January 1, 2023	(101)
At June 30, 2023	(101)
Net book value:
At June 30, 2023	47,295

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
14.   PROPERTY, PLANT AND EQUIPMENT

The details of property, plant and equipment are as follows:

In thousands of USD	Construction in progress	Building	Land	Machinery	Electronic equipment	Leasehold improvements and property improvements	Others	Total
Cost:
At January 1, 2024	30,095	27,364	2,058	48,738	15,286	117,808	11,580	252,929
Additions	48,159	897	-	154	12,749	16	192	62,167
Acquired through the Norway Acquisition (Note 6(b))	-	99	1,091	34	18	-	81	1,323
Construction in progress transferred in	(2,172)	233	-	948	1	773	217	-
Disposals	-	-	-	(9)	(150)	-	(626)	(785)
Exchange adjustments	-	-	7	1	-	-	1	9
At June 30, 2024	76,082	28,593	3,156	49,866	27,904	118,597	11,445	315,643
Accumulated depreciation:
At January 1, 2024	-	(4,631)	-	(13,462)	(4,449)	(70,978)	(4,549)	(98,069)
Charge for the period	-	(713)	-	(3,417)	(2,227)	(13,390)	(1,645)	(21,392)
Disposals	-	-	-	5	122	-	440	567
At June 30, 2024	-	(5,344)	-	(16,874)	(6,554)	(84,368)	(5,754)	(118,894)
Net book value:
At June 30, 2024	76,082	23,249	3,156	32,992	21,350	34,229	5,691	196,749
Cost:
At January 1, 2023	16,512	23,449	484	32,872	10,624	104,517	8,428	196,886
Additions	19,390	-	-	823	155	758	30	21,156
Construction in progress transferred in	(5,548)	-	-	-	-	5,548	-	-
Disposals	-	-	-	(69)	(15)	-	-	(84)
At June 30, 2023	30,354	23,449	484	33,626	10,764	110,823	8,458	217,958
Accumulated depreciation:
At January 1, 2023	-	(3,525)	-	(6,803)	(2,473)	(43,003)	(2,446)	(58,250)
Charge for the period	-	(568)	-	(3,169)	(954)	(14,696)	(989)	(20,376)
Disposals	-	-	-	3	1	-	-	4
At June 30, 2023	-	(4,093)	-	(9,969)	(3,426)	(57,699)	(3,435)	(78,622)
Net book value:
At June 30, 2023	30,354	19,356	484	23,657	7,338	53,124	5,023	139,336
Construction in progress primarily represents the construction of mining datacenters.

 The Group had entered into contractual commitments, which was not recognized in payables, for the acquisition of property, plant and equipment amounting to approximately US$12.8 million and US$7.5 million as of June 30, 2024 and December 31, 2023, respectively.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
15.   INVESTMENT PROPERTIES

The details of investment properties are as follows:

In thousands of USD	Leasehold land	Building	Others	Total
Cost:
At January 1, 2024	5,915	31,273	1,101	38,289
Additions	38	-	241	279
Disposals	(616)	-	-	(616)
Exchange adjustments	(152)	(669)	(35)	(856)
At June 30, 2024	5,185	30,604	1,307	37,096
Accumulated depreciation:
At January 1, 2024	(601)	(3,205)	(137)	(3,943)
Charge for the period	(185)	(1,063)	(99)	(1,347)
Disposals	218	-	-	218
Exchange adjustments	15	75	4	94
At June 30, 2024	(553)	(4,193)	(232)	(4,978)
Net book value:
At June 30, 2024	4,632	26,411	1,075	32,118
Cost:
At January 1, 2023	5,746	30,679	394	36,819
Additions	80	33	334	447
Exchange adjustments	(63)	(271)	(4)	(338)
At June 30, 2023	5,763	30,441	724	36,928
Accumulated depreciation:
At January 1, 2023	(199)	(1,051)	(27)	(1,277)
Charge for the period	(195)	(1,050)	(35)	(1,280)
Exchange adjustments	3	13	-	16
At June 30, 2023	(391)	(2,088)	(62)	(2,541)
Net book value:
At June 30, 2023	5,372	28,353	662	34,387

Leasehold land included in investment properties were right-of-use assets associated with leasehold land under operating leases where the building was constructed on. See Note 17.

The Group leases the investment properties to its customers under operating leases for terms ranging from one and a half to 12 years, with an option to extend for an additional lease term. The lease contracts contain market review clauses in the event that the lessees exercise their options to extend. The lessees do not have bargain purchase options to acquire the investment properties at the expiry of the lease term.

The maturity analysis of lease payments receivable under operating leases of investment properties was as follows:

In thousands of USD	At June 30, 2024
2024	1,890
2025	3,380
2026	2,751
2027	1,766
2028	1,723
Thereafter	3,465
Total	14,975

The Group has no restrictions on the use of its investment properties and no contractual obligations to each investment property purchased or for repairs, maintenance and enhancements.

The fair value of investment properties of the Group as of June 30, 2024 and December 31, 2023 was approximately US$35.4 million and US$36.4 million, respectively, determined using the income approach based on the operation projection and the discount rate with the assistance of an independent valuation specialist. The fair value measurement of investment properties was considered as Level 3 in the fair value hierarchy.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The Group did not record any impairment related to investment properties as of June 30, 2024 and December 31, 2023.

16.   INTANGIBLE ASSETS AND GOODWILL

The details of intangible assets and goodwill are as follows:

In thousands of USD	Rights to electricity capacity	Patents, trademarks and other rights	Others	Total intangible assets	Goodwill
Cost:
At January 1, 2024	-	4,899	754	5,653	-
Additions	-	110	299	409	-
Acquired through the Norway Acquisition (Note 6(b))	22,429	-	-	22,429	14,451
At June 30, 2024	22,429	5,009	1,053	28,491	14,451
Accumulated amortization:
At January 1, 2024	-	(573)	(303)	(876)	-
Charge for the period	-	(497)	(143)	(640)	-
At June 30, 2024	-	(1,070)	(446)	(1,516)	-
Net book value:
At June 30, 2024	22,429	3,939	607	26,975	14,451
Cost:
At January 1, 2023	-	3	441	444	-
Additions	-	4,896	-	4,896	-
At June 30, 2023	-	4,899	441	5,340	-
Accumulated amortization:
At January 1, 2023	-	(1)	(121)	(122)	-
Charge for the period	-	(82)	(72)	(154)	-
At June 30, 2023	-	(83)	(193)	(276)	-
Net book value:
At June 30, 2023	-	4,816	248	5,064	-

The Group had entered into contractual commitments, which was not recognized in payables, for the acquisition of intangible assets amounting to nil and approximately US$8,000 as of June 30, 2024 and December 31, 2023, respectively.

The Group did not record any impairment loss on intangible assets and goodwill for the six months ended June 30, 2024 and 2023.

17.   LEASES

The Group occupies most of its office premises and certain mining datacenters under lease arrangements, which generally have an initial lease term between two years to 30 years. Lease contracts are typically made for fixed periods but may have extension options. The Group accounts for lease and non-lease component separately, where the non-lease component is charged to expenses as they incur. Any extension options in these leases have not been included in the lease liabilities unless the Group is reasonably certain to exercise the extension option. In addition, periods after termination options are only included in the lease term if the lease is reasonably certain not to be terminated. The Group does not have an option to purchase these leased assets at the expiration of the lease periods.

The unaudited condensed consolidated statements of financial position show the following amounts relating to the right-of-use assets:

In thousands of USD	At June 30, 2024	At December 31, 2023
Right-of-use assets
- Land and buildings	67,440	58,626
Investment properties
- Leasehold land	4,632	5,314

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Addition to the right-of-use assets and investment properties of leasehold land, including the increase in the right-of-use assets and investment properties of leasehold land as a result of lease modification, for the six months ended June 30, 2024 and 2023, were approximately US$17.0 million and US$3.1 million, respectively. The balance of the investment properties leasehold land was included in investment properties. See Note 15.

The Group has an obligation to complete the site restoration of its leased land held by Asia Freeport Holdings Pte. Ltd. and its subsidiaries (collectively, “AFH”) in Singapore upon expiration of the lease for such land. The provision for the site restoration is updated annually. There is no material change for the provision for the site restoration for the six months ended June 30, 2024 and 2023.

The unaudited condensed consolidated statements of financial position show the following amounts relating to the lease liabilities:

In thousands of USD	At June 30, 2024	At December 31, 2023
Lease liabilities mature within 12 months	5,239	5,288
Lease liabilities mature over 12 months	74,123	64,923
Total lease liabilities*	79,362	70,211
* Lease liabilities in amount of approximately US$4.0 million and US$4.6 million was related to the leasehold land included in the investment properties as of June 30, 2024 and December 31, 2023. See Note 15.

Amounts recognized in profit or loss:

	Periods ended June 30,
In thousands of USD	2024	2023
Depreciation expense of right-of-use assets	3,625	3,205
Interest expense*	1,676	1,299
Expense relating to variable payment leases	134	193
Expense relating to short-term leases	160	159
Loss on lease termination	198	-
Total	5,793	4,856
*The interest expense includes the amount related to the leasehold land included in the investment properties for the periods ended June 30, 2024 and 2023, which was approximately US$0.1 million for each periods. See Note 15.

The total cash outflow for leases, including capital element of lease rentals paid and interests paid on leases for the six months ended June 30, 2024 and 2023 was approximately US$4.3 million and US$3.9 million, respectively.

18.   BORROWINGS

Borrowings consist of the following:

In thousands of USD	At June 30, 2024	At December 31, 2023
Convertible debt (1)	22,735	22,618
Senior secured notes (2)	15,093	-
Total	37,828	22,618

(1)
The Group issued a US$30.0 million promissory note on July 23, 2021. The promissory note is non-secured, bears an annual interest rate of 8%, matures on July 23, 2023 and provides the holder an option to convert all or any portion of the note into the ordinary shares of Bitdeer at US$0.0632 per share at any time from the issuance of the note to the second anniversary of the date of issuance. Approximately US$683,000 was recognized as an equity component. In July 2023, the Group repaid US$7.0 million in principal and amended the promissory note to extend the maturity of the promissory note to July 21, 2025. In addition, to reflect the reverse recapitalization effectuated in April 2023 as disclosed in Note 6(a), the shares the promissory note is convertible into was changed from the ordinary shares of Bitdeer to the Class A ordinary shares of the Group, and the per-share conversion price was adjusted to US$7.3660 from US$0.0632. The extension of the maturity date is accounted for as a debt modification, and a gain from modification of approximately US$481,000 was recognized in earnings. The unamortized discount as of June 30, 2024 and December 31, 2023 was approximately US$265,000 and US$382,000, respectively.

(2)	The senior secured notes were part of purchase consideration paid for the Norway Acquisition disclosed in Note 6(b). The unamortized premium as of June 30, 2024, was approximately US$93,000.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
19.   DERIVATIVE LIABILITIES

As disclosed in Note 23, the Group issued Tether warrants to purchase up to 5,000,000 Class A ordinary shares at an exercise price of US$10.00 per share and exercisable within one year in connection with the private placement with Tether in May 2024. The warrant includes repricing adjustments for offerings at a price lower than the existing exercise price of the warrant and as a result, the Group has the obligation to issue a variable number of shares for a fixed total consideration upon exercise of the warrants.

The fair value of the warrant was determined using the binomial model, which is a type of option pricing model with the assistance of an independent valuation specialist. Inputs to the model include assumptions about the expected volatility of the Group’s stock, the expected life of the warrants, the risk-free interest rate, and other factors.

The following table represents the movement of the warrant derivative liabilities:

In thousands of USD
Balance as of January 1, 2024	-
Issuance of warrant	11,106
Change in fair value of derivative liabilities	14,230
Balance as of June 30, 2024	25,336

The following table provides the inputs used in the model for determining the value of the warrant derivative liabilities:

	At June 30, 2024	Initial recognition - At May 30, 2024
Share price	10.26	5.82
Dividend yield (%)	-	-
Expected volatility (%)	133%	136%
Risk-free interest rate (%)	5.13%	5.19%

20.   OTHER PAYABLES AND ACCRUALS

Other payables and accruals consist of the following:

In thousands of USD	At June 30, 2024	At December 31, 2023
Deposits from hosting customers	9,207	8,114
Payables for surtaxes	8,047	9,952
Accrued operating expenses	6,629	9,732
Payable to the former owners in Norway Acquisition (1)	6,094	-
Payables for staff-related costs	1,791	2,554
Restoration provision for leasehold land	1,364	1,363
Others	438	436
Total	33,570	32,151

(1)
Represent balance due to former owners in Norway Acquisition, which is a normal annual dividend authorized prior to the acquisition. It is thus accounted for as part of the liabilities assumed from the business combination described in Note 6(b), and listed in other payables.

Except for the deposits from hosting customers, which are repayable to customers based on their respective contractual arrangements, and restoration provision for leasehold land, which is repayable upon the expiration of the lease, all other payables and accruals are expected to be settled within one year or are repayable on demand.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
21.   EXPENSES BY NATURE AND OTHER INCOME AND EXPENSES ITEMS

(a) Expenses by nature
	Periods ended June 30,
In thousands of USD	2024	2023
Staff cost
- Salaries, wages and other benefits	28,987	24,345
Share-based payment	15,896	21,847
Amortization
- intangible assets	640	154
Depreciation
- mining machines	9,487	11,208
- property, plant and equipment	21,392	20,376
- investment properties	1,347	1,280
- right-of-use assets	3,625	3,205
Electricity cost in operating mining machines	110,474	84,510
One-off incremental development expense	14,878	-
Cost of mining machines sold	-	4
Consulting service fee	3,712	5,650
Office expenses	2,058	1,894
Travel expenses	1,760	1,227
Insurance fee	1,566	692
Research and development technical service fees	1,424	1,104
Advertising expenses	1,082	628
Expenses of low-value consumables	843	1,126
Expenses of short-term leases	160	159
Logistic expenses	148	243
Expenses of variable payment lease	134	193
Others	4,482	6,422
Total cost of revenue, selling, general and administrative and research and development expenses	224,095	186,267

(b) Other operating income / (expenses)
	Periods ended June 30,
In thousands of USD	2024	2023
Net gains on disposal of cryptocurrencies	3,981	471
Change in fair value of cryptocurrency-settled receivables and payables	32	-
Reversal / (recognition) of impairment loss of cryptocurrencies	(823)	1
Net losses on disposal of mining machines	-	(572)
Others	(13)	-
Total	3,177	(100)

(c) Other net gains / (losses)
	Periods ended June 30,
In thousands of USD	2024	2023
Changes in fair value of financial assets at fair value through profit or loss	1,440	2,238
Net gains / (losses) on disposal of property, plant and equipment	26	(51)
Government grants	15	31
Change in fair value of derivative liabilities	(14,230)	-
Others	(271)	(610)
Total	(13,020)	1,608

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(d) Finance income / (expenses)
	Periods ended June 30,
In thousands of USD	2024	2023
Interest income	3,535	4,074
Cryptocurrency transaction service fee	(25)	(37)
Loss on foreign currency transactions	(397)	(2,335)
Interest expense on borrowings	(1,242)	(1,390)
Interest on lease liabilities	(1,676)	(1,299)
Others	(88)	(140)
Total	107	(1,127)

22.   SHARE-BASED PAYMENTS

In March 2023, the board of directors of BTG approved the 2023 Share Incentive Plan (the “2023 Plan”), which was effective upon the completion of the Business Combination on April 13, 2023. Under the 2023 Plan, the Group is able to issue up to an aggregate of 21,877,912 Class A ordinary shares to the designated recipients. In April 2023, the Group modified the expiration date of all outstanding share awards to be the tenth anniversary from the date of grant. The modification had no impact to the overall financial presentation. BTG granted a total of 1,276,418 shares awards in two batches in January and April 2024 for the six months ended June 30, 2024, and a total of 401,434 shares awards in two batches in January and April 2023 for the six months ended June 30, 2023, to the designated recipients under the 2023 Plan. Each share award grants an option for the recipient to purchase one share of the Group’s ordinary shares at exercise prices ranging from US$3.50 to US$9.86 and US$3.50 per share for the six months ended June 30, 2024 and 2023, respectively. The majority of the share awards vest from three to five years and certain share awards vest immediately upon issuance. The recipient shall continue to provide services to the Group by each vesting date. All share awards granted expire on the tenth anniversary from the date of grant.

In June 2023, the board of directors of BTG approved the 2023 Performance Share Plan (the “2023 Performance Plan”), which was effective in October 2023. Under the 2023 Performance Plan, the Group is able to issue up to an aggregate of 1,112,886 Class A ordinary shares to the designated recipients. The number of Class A ordinary shares available for issuance under the 2023 Performance Plan could be subsequently adjusted to be no more than 11,128,861 based on the Group’s market capitalization as set forth in the 2023 Performance Plan. The Group did not issue any award under the 2023 Performance Plan for the six months ended June 30, 2024.

The following table illustrates the number of shares and weighted average exercise prices of, and movements in, share awards. For retrospective presentation, the number of Bitdeer’s share awards have been scaled by the exchange ratio of approximately 0.00858 for periods prior to the completion of the Business Combination on April 13, 2023.

	Period ended June 30, 2024
	Number of options (’000)	Weighted average exercise price per share award (US$)	Weighted average fair value per share award (US$)
As at January 1, 2024	11,744	3.65	23.04
Granted during the period	1,276	6.53	5.78
Exercised during the period (1)	(168)	3.61	21.83
Forfeited during the period	(95)	3.86	17.61
As at June 30, 2024	12,757	3.94	21.37
Vested and exercisable at June 30, 2024	6,950	3.63	23.63

	Period ended June 30, 2023
	Number of options (’000)	Weighted average exercise price per share award (US$)	Weighted average fair value per share award (US$)
As at January 1, 2023	10,398	3.50	25.27
Granted during the period	401	3.50	4.72
Forfeited during the period	(130)	3.50	19.85
As at June 30, 2023	10,669	3.50	24.57
Vested and exercisable at June 30, 2023	5,293	3.50	24.57

(1)	The total proceeds received from the exercised shares under the 2023 plan for the six months ended June 30, 2024 was approximately US$604,000.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The weighted average contractual life for the remaining options at June 30, 2024 and 2023 was 7.72 years and 8.32 years, respectively.

The expense recognized for share awards during the six months ended June 30, 2024 and 2023 was approximately US$15.9 million and US$21.8 million. The breakdown is as follows:

	Periods ended June 30,
In thousands of USD	2024	2023
Cost of revenue	1,340	2,576
General and administrative expenses	9,172	11,299
Research and development expenses	4,367	6,107
Selling expenses	1,017	1,865
Total	15,896	21,847

The fair value of the share awards is estimated at the grant date using the binomial model with the assistance of an independent valuation specialist. The following table provides the range of the key inputs to the model used for determining the value of the grant for the six months ended June 30, 2024 and 2023:

	Periods ended June 30,
	2024	2023
Dividend yield (%)	-	-
Expected volatility (%)	118%	121% - 124%
Risk-free interest rate (%)	3.88% - 4.33%	4.152% - 4.167%
Exercise multiple	2.20 – 2.80	2.20 - 2.80

The incremental fair value related to the modification of expiration date of the share awards is estimated at the modification date using the binomial model with the assistance of an independent valuation specialist. The following table provides the inputs range to the model used for determining the incremental fair value of the modification for the options granted during the six months ended June 30, 2023:

Period ended June 30,
2023
Dividend yield (%)	-
Expected volatility (%)	119%
Risk-free interest rate (%)	3.45%
Exercise multiple	2.20 - 2.80

The above inputs for the binomial model have been determined based on the following:

•
Dividend return is estimated by reference to the Group’s plan to distribute dividends in the near future. Currently, this is estimated to be zero as the Group plans to retain all profit for corporate expansion;

•	Expected volatility is estimated based on the daily close price volatility of a number of comparable companies to the Group;

•	Risk-free interest rate is based on the yield to maturity of U.S. treasury bills denominated in US$ at the option valuation date;

•	Exercise multiple is based on empirical research on typical share award exercise behavior.

23.   EQUITY

Issued share capital

On April 13, 2023, Bitdeer completed the Business Combination described in Note 6(a), upon which the Group’s equity structure changed to that of BTG and the authorized share capital is US$50,000 divided into: (i) 499,600,000,000 Class A ordinary shares with a par value of US$0.0000001 each, (ii) 200,000,000 Class V ordinary shares with a par value of US$0.0000001 each, (iii) 200,000,000 undesignated shares with a par value of US$0.0000001 each. Upon completion of the Business Combination, all issued and outstanding 4,384,796,703 Class A ordinary shares, 453,892,313 Series A preferred shares, 870,232,230 Series B preferred shares and 1,314,267,705 Series B+ preferred shares of Bitdeer were cancelled in exchange for newly issued 60,281,185 Class A ordinary shares of BTG at an exchange ratio of approximately 0.00858. All issued and outstanding 5,631,795,619 Class B ordinary shares and 7,141,236 Series A preferred shares were cancelled in exchange for newly issued 48,399,922 Class V ordinary shares of BTG at an exchange ratio of approximately 0.00858. All issued and outstanding 2,607,498 ordinary shares of BSGA were cancelled in exchange for newly issued 2,607,498 Class A ordinary shares of BTG.

Each share of Class A ordinary shares is granted 1 vote and each share of Class V ordinary shares is granted 10 votes. All classes of ordinary shares are entitled to dividend and rank pari passu except for voting rights.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
In June and October 2023, the board of directors of the Group approved the adoption of two share repurchase programs which authorized to repurchase Class A ordinary shares of the Group up to US$1.0 million worth during the period from June 16, 2023 to December 15, 2023 (as amended) and up to US$2.0 million worth during the period from October 18, 2023 to April 17, 2024, respectively. The Group purchased 606,756 Class A ordinary shares for approximately US$2.6 million under the share repurchase programs. During the six months ended June 30, 2024, the Group cancelled 606,756 treasury shares purchased under share repurchase program.

In August 2023, the Group entered into a purchase agreement with B. Riley Principal Capital II, LLC (“B. Riley Principal Capital II”). Pursuant to the purchase agreement, the Group has the right to sell to B. Riley Principal Capital II, up to US$150,000,000 of its Class A ordinary shares with a par value US$0.0000001 per share. The purchase agreement has the maturity date of up to 36-month anniversary from the commencement date or on the date which B. Riley Principal Capital II shall have purchased Class A ordinary shares of an aggregate gross purchase price of US$150,000,000 or other termination conditions stated in the purchase agreement. During the six months ended June 30, 2024 and 2023, the Group newly issued 6,922,648 and nil Class A ordinary shares with net proceeds, after transaction costs, of approximately US$51.6 million and nil, respectively.

In March 2024, the Group entered into a sales agreement with B. Riley Securities, Inc., Cantor Fitzgerald & Co., Needham & Company, LLC, StockBlock Securities LLC, Roth Capital Partners, LLC and Rosenblatt Securities Inc. (the “Sales Agents”). Pursuant to the sales agreement, the Group has the right to sell to the Sales Agents, up to US$250,000,000 of its Class A ordinary shares with a par value US$0.0000001 per share. During the six months ended June 30, 2024, the Group newly issued 1,031,072 Class A ordinary shares with net proceeds, after transaction costs, of approximately US$5.6 million.

In April 2024, the Group issued 417,130 Class A ordinary shares to Renol Invest AS and Bryhni.com AS in connection with the Norway Acquisition, as described in Note 6(b). The fair value of the Class A ordinary shares was determined based on the number of shares transferred and the closing price on the acquisition date, amounting to US$2.4 million.

In May 2024, the Group entered into a subscription agreement with Tether International Limited (“Tether”). Pursuant to the agreement, the Group agreed to issue and sell to Tether (i) 18,587,360 Class A ordinary shares with a par value of US$0.0000001 per share and (ii) a warrant to purchase up to 5,000,000 Class A ordinary shares at an exercise price of US$10.00 per share, subject to certain adjustments, for a total consideration of US$100,000,000. The fair value of the warrant at initial recognition was determined using the binomial model with the assistance of an independent valuation specialist and amounted to US$11.1 million recognized as derivative liabilities, refer to Note 19 for more information. The residual net transaction amount of US$87.4 million was recognized as an equity component.

	Class A Ordinary Shares	Amount in USD	Class V Ordinary Shares	Amount in USD
At January 1, 2024, shares issued and outstanding	63,566,376	6	48,399,922	5
Issuance of shares for exercise of share awards	167,535	*	-	-
Issuance of shares for cash	26,541,080	3	-	-
Issuance of shares as consideration for the Norway Acquisition	417,130	*	-	-
At June 30, 2024, shares issued and outstanding	90,692,121	9	48,399,922	5

At January 1, 2023, shares issued and outstanding	60,281,184	6	48,399,922	5
Issuance of shares through Business Combination	2,607,498	*	-	-
At June 30, 2023, shares issued and outstanding	62,888,682	6	48,399,922	5

*Amount less than US$1

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Reserves

The Group’s reserves mainly include the following:

(i)
Share premium, which effectively represents the share subscription amount paid over the par value of the shares. The application of the share premium account is governed by Section 34 of the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands as amended, supplemented or otherwise modified from time to time.

(ii)	All foreign exchange differences arising from the translation of the financial statements of foreign operations.
(iii)	The value of the conversion option of the equity component embedded in the convertible debt.
(iv)	The accumulated share-based payment expenses.
(v)	The value of options granted.

Capital management

The Group’s primary objective in terms of managing capital is to

•
Safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, mainly by pricing products and services commensurate with the level of risk

•	To support the Group’s stability and growth

•	To provide capital for the purpose of strengthening the Group’s risk management capability

The Group’s business and financial condition are highly correlated with the market price of cryptocurrencies. For the six months ended June 30, 2024 and 2023, the Group’s revenue is substantially generated from cryptocurrency-related operations. The Group has adopted various measures to minimize the risk associated with the fluctuation in the market price of cryptocurrencies, specifically, the Group has implemented an internal strategy requiring prompt conversion of all the cryptocurrencies received from ordinary operations into fiat currencies.

In order to maintain or adjust the capital structure, the Group reviews and manages its capital structure actively and regularly to ensure optimal capital structure and shareholder returns, taking into account the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.

The Group is not subject to externally imposed capital requirements.

24.   TAXATION

The subsidiaries of the Group incorporated in Cayman Islands and British Virgin Islands (“BVI”) are not subject to tax on income or capital gain. In addition, payments of dividends by the Group to its shareholders are not subject to withholding tax in Cayman Islands.

The subsidiaries of the Group incorporated in other countries are subject to income tax pursuant to the rules and regulations of their respective countries of incorporation.

The provisions for income taxes for the six months ended June 30, 2024 and 2023 are summarized as follows:

	Periods ended June 30,
In thousands of USD	2024	2023
Current income tax expenses	5,068	939
Deferred income tax benefit	(3,027)	(3,746)
Total	2,041	(2,807)

Taxes on profits or losses for the interim period are accrued using the tax rates that would be applicable to expected total annual assessable profit or loss. The effective tax rate for the six months ended June 30, 2024 and 2023 was (13.5%) and 5.3%, respectively.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Deferred tax assets / (liabilities) as of June 30, 2024 and December 31, 2023 comprise of the following:

In thousands of USD	At June 30, 2024	At December 31, 2023
Deferred tax assets
Net operating losses	-	136
Share-based payments	3,929	3,573
Deferred revenue	4,184	4,184
Property, plant and equipment, intangible assets and right-of-use assets	1,933	1,120
Total deferred tax assets	10,046	9,013
Set-off of deferred tax positions relate to income taxes levied by the same tax authority	(6,520)	(8,022)
Deferred tax assets	3,526	991

Deferred tax liabilities
Property, plant and equipment and intangible assets	(12,709)	(9,642)
Set-off of deferred tax positions relate to income taxes levied by the same tax authority	6,520	8,022
Deferred tax liabilities	(6,189)	(1,620)

Net deferred tax liabilities	(2,663)	(629)

The movements in the net deferred tax liabilities during the six months ended June 30, 2024 and 2023 are as follows:

In thousands of USD	January 1, 2024	Recognized in profit or loss	Acquired through the business combination (Note 6(b))	June 30, 2024
Tax losses carried forward	136	(136)	-	-
Share-based payments	3,573	356	-	3,929
Deferred revenue	4,184	-	-	4,184
Property, plant and equipment, intangible assets and right-of-use assets	(8,522)	2,807	(5,061)	(10,776)
Net deferred tax liabilities	(629)	3,027	(5,061)	(2,663)

In thousands of USD	January 1, 2023	Recognized in profit or loss	June 30, 2023
Tax losses carried forward	4,324	(572)	3,752
Share-based payments	2,672	403	3,075
Deferred revenue	-	1,796	1,796
Property, plant and equipment, intangible assets and right-of-use assets	(13,765)	2,119	(11,646)
Net deferred tax liabilities	(6,769)	3,746	(3,023)

The Group has not recognized deductible temporary differences and a portion of the tax loss carryforward because the criteria for recognition (i.e. the probability of future taxable profits) were not met. The amount of such unused tax losses will expire as follows:

Tax Jurisdiction	Amount in thousands of USD	Earliest year of expiration if not utilized
Singapore	23,295	Indefinitely
Hong Kong	4,213	Indefinitely
United States	1,557	Indefinitely
Norway	6,127	Indefinitely
Bhutan	87	2027
Total	35,279

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
25.   RELATED PARTY TRANSACTIONS

Compensation for key management and board of directors

	Periods ended June 30,
In thousands of USD	2024	2023
Salaries and other emoluments	4,383	4,263
Total	4,383	4,263

Related party balances and transactions

The followings set forth the significant related party and its relationships with the Group:

Name of related party	Relationship with the Group
Matrix Finance and Technologies Holding Group and its subsidiaries (“Matrixport Group”)	The Group’s controlling person is the co-founder and chairman of the board of directors of Matrixport Group and has significant influence over Matrixport Group.

Details of assets, liabilities and transactions with the related party are as follows:

In thousands of USD	At June 30, 2024	At December 31, 2023
Due from a related party
- Trade receivables (2)	6,248	187
Total due from a related party	6,248	187

Due to a related party
- Other payables (1)	3,380	33
Total due to a related party	3,380	33

Deferred revenue from a related party
- Deferred revenue (2)	32,777	-
Total deferred revenue from a related party	32,777	-

	Periods ended June 30,
In thousands of USD	2024	2023
- Provide service to a related party (2)	17,956	330
- Receive service from a related party	87	154
- Changes in fair value of financial assets at fair value through profit or loss	1,546	2,238
- Sales of mining machine peripherals to a related party	41	-

(1)	Other payables represent the deposit received related to the hosting service provided and the accrued service expense related to the custody and other services provided by the related party.

(2)	Mainly related to the hosting service provided by the Group.

During the six months ended June 30, 2024 and 2023, substantially all of the Group’s cryptocurrencies were held in custody by Matrixport Group, and the Group’s disposal of cryptocurrencies, at spot price on the date of disposal, was primarily to Matrixport Group.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
26.   LOSS PER SHARE

The calculation of basic earnings / (loss) per share is based on the profit or loss attributable to ordinary equity shareholders of the Group and the weighted average number of ordinary shares outstanding for the six months ended June 30, 2024 and 2023.

Diluted earnings / (loss) per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective periods.

As the Group incurred losses for the six months ended June 30, 2024 and 2023, the potential ordinary shares related to the outstanding share awards, convertible debt, warrant recorded in the derivative liabilities and options issued in the Norway Acquisition were not included in the calculation of dilutive loss per share, as their inclusion would be anti-dilutive.

The following reflects the income and share data used in the basic and diluted earnings / (loss) per ordinary share computations:
	Periods ended June 30,
In thousands of USD, except for the per share data	2024	2023
Loss attributable to ordinary equity shareholders of the Group	(17,137)	(49,827)
Weighted average number of ordinary shares outstanding (thousand shares)	120,686	109,805
Loss per share, basic and diluted (In USD)	(0.14)	(0.45)

(1)
Each Class A ordinary share carries 1 vote and each Class V ordinary share carries 10 votes. All classes of shares are entitled to dividend and rank pari passu except for voting rights. They are included in the ordinary shares and the shareholders of the shares are referred to as the ordinary equity shareholders in the context of notes and presentations of earnings per share.

27.   SUPPLEMENTAL CASH FLOW INFORMATION

The non-cash investing and financing activities are as follows:

	Periods ended June 30,
In thousands of USD	2024	2023
NON-CASH INVESTING AND FINANCING TRANSACTIONS
Operating lease right-of-use assets and leasehold land obtained in exchange for operating lease liabilities	17,035	3,058
Liabilities assumed in connection with acquisition of property, plant and equipment and intangible assets	10,664	4,896
Prepayments realized as additions to property, plant and equipment	9,046	-
Settlement of pre-existing debtor relationship in the Norway Acquisition (Note 6(b))	10,061	-
Issuance of senior secured notes, Class A ordinary shares and share options in connection with the Norway Acquisition (Note 6(b))	17,952	-
Cancellation of repurchased treasury shares	2,604	-
28.   SUBSEQUENT EVENTS

In June 2024, the Group entered into a share purchase agreement to acquire 100% of the equity interests in FreeChain Inc.(“FreeChain”). Pursuant to the agreement, the Group agreed to acquire 100% of FreeChain in exchange for 20 million Class A ordinary shares of the Group. The acquisition was closed on September 13, 2024.

In July 2024, the Group granted a total of approximately 86,410 share awards to the designated recipients under the 2023 Plan. Each share award grants an option for the recipient to purchase one share of the Group’s ordinary shares at an exercise price of US$10.59 per share. The share awards vest up to five years, and the recipient shall continue to provide services to the Group by each vesting date. The share awards expire on the tenth anniversary from the date of grant.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
In July 2024, the holder of promissory note converted US$3.0 million of the promissory note’s principal into 407,276 shares at a conversion price of US$7.3660 per share.

In August 2024, the Group issued US$150.0 million aggregate principal amount of convertible senior notes (the “notes”) plus up to an additional US$22.5 million principal amount of the notes pursuant to the underwriters’ over-allotment option. The notes are unsecured, bear annual interest of 8.5%, mature on August 15, 2029, and provide holders with the option to convert all or any portion of the notes at any time, in integral multiples of US$1,000 principal amount, into Class A ordinary shares of Bitdeer at US$8.55 per share prior to the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion price of the notes is subject to anti-dilution adjustments, such as share splits or combinations, and the issuance of Class A ordinary shares as dividends or distributions. The net proceeds received are approximately US$167.3 million with the underwriters’ over-allotment option fully exercised, after deducting the underwriters’ discounts.

In August 2024, the Group made a partial repayment of the outstanding principal balance of the senior secured notes issued for the Norway Acquisition in the amount of US$5.0 million.

In September 2024, the board of directors of the Group approved a share repurchase program under which the Group may repurchase up to US$10.0 million worth of the Group’s Class A ordinary shares, effective from September 9, 2024 through September 8, 2025. As of September 23, 2024, the Group has repurchased 145,762 Class A ordinary shares for approximately US$0.9 million under the share repurchase program.

For the period from July 1, 2024 to September 23, 2024, the Group newly issued 691,168 Class A ordinary shares with net proceeds of approximately US$7.9 million.

There were no other material subsequent events during the period from June 30, 2024 to the approval date of this Interim Financial Information on September 23, 2024.